February 5, 2015

Mr. John Dana Brown

United States Securities and Exchange Commission

100 F Street, N.E. Washington D.C. 20549

Re:	Star Bulk Carriers Corp.
Amendment No. 2 to Registration Statement on Form F-3
File No. 333-198832

Dear Mr. Brown

Star Bulk Carriers Corp., a corporation incorporated in The Republic of the Marshall Islands (the “Company”), hereby files the accompanying Amendment No. 2 (“Amendment No. 2”) to the draft Registration Statement on Form F-3 of the Company (File No. 333-198832) (the “Registration Statement”), together with exhibits, in electronic form, marked to indicate changes from the Registration Statement as submitted for review to the Securities and Exchange Commission (the “Commission”) on November 21, 2014.

Amendment No. 2 reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in your letter, dated December 8, 2014 (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter, and we have bolded the heading of our response thereto.

The Company has the following responses to the Staff’s comments:

General

1.	Please have counsel revise to opine upon the legality of the warrants, rights and units.

Response to Comment No. 1

The legality opinion of counsel has been revised to opine upon the legality of the warrants, rights and units.

* * *

If you should have any questions about this letter, please call me at 011-30-210-617-8400.

Very truly yours,

Star Bulk Carriers Corp

By:	/s/ Georgia Mastagaki
	Name:	Georgia Mastagaki
	Title:	Co-General Counsel

cc:	Lawrence G. Wee, Paul, Weiss, Rifkind, Wharton & Garrison LLP